SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim
Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

June 30, 2004
with Report of Independent Registered Public
Accounting Firm

Net Serviços de Comunicação S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2004 and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2004 and 2003, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2004 and 2003, the condensed consolidated statements of changes in capital deficiency for the six-month period ended June 30, 2004 and the comprehensive (loss) income for the six-month periods ended June 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, cash flows and changes in capital deficiency for the year then ended (not presented herein) and in our report dated February 20, 2004, we expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
July 30, 2004

Net Serviços de Comunicação S.A.
Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2004	December 31, 2003

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 96,504	US$ 68,811
Trade accounts receivable, net of allowance for
doubtful accounts of $ 13,626 and
$14,331 in 2004 and 2003, respectively	39,896	36,054
Recoverable income taxes	6,772	5,134
Prepaid expenses and other assets	9,165	5,152

Total current assets	US$ 152,337	US$ 115,151
Property and equipment, net	332,961	373,528
Investments and advances to equity investees	2,125	2,403
Goodwill on acquisition of consolidated subsidiaries, net	250,610	268,639
Judicial deposits	25,031	23,751
Deferred and recoverable income taxes	14,696	10,882
Other non-current assets	10,886	7,337

Total assets	US$ 788,646	US$ 801,691

	June 30, 2004	December 31, 2003

	(Unaudited)
Liabilities and capital deficiency
Current liabilities
Trade accounts payable	US$ 21,951	US$ 20,478
Accounts payable to programmers, (US$43,657 and US$52,539 in
2004 and 2003, respectively, with
related parties)	50,896	56,075
Income taxes payable	4,194	2,918
Sales taxes	8,681	12,116
Payroll and related charges	9,031	9,884
Debt	329,238	349,932
Deferred revenue	21,773	16,713
Due to related companies	12,975	-
Interest and other financial charges payable	139,271	107,583
Accrued expenses and other liabilities	9,759	6,523

Total current liabilities	US$ 607,769	US$ 582,222
Non-current liabilities
Accounts payable to programmers, (US$7,239 and US$3,536 in 2004 and 2003, respectively, with
related parties)	12,719	16,051
Due to related companies	1,336	2,063
Deferred sign-on, hook-up fee and programming benefit	26,859	23,899
Reserve for contingencies	162,435	168,852
Accrued expenses and other liabilities	10,896	11,495

Total non-current liabilities	US$ 214,245	US$ 222,360

Total liabilities	US$ 822,014	US$ 804,582

Commitments and contingencies
Capital deficiency
Preferred stock, no par value, shares authorized,
issued and outstanding (2004 and 2003 – 1,198,784,187)	1,493,279	1,493,279
Common stock, no par value, shares issued and outstanding (2004
and 2003 – 828,371,343)	811,737	811,737
Additional paid-in capital	15,027	15,027
Accumulated deficit	(2,131,649)	(2,092,032)
Accumulated other comprehensive loss, net	(221,762)	(230,902)

Total capital deficiency	US$ (33,368)	US$ (2,891)

Total liabilities and capital deficiency	US$ 788,646	US$ 801,691

See notes to condensed unaudited consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Revenues
Pay TV subscriptions	US$ 117,079	US$ 106,899	US$ 238,211	US$ 194,484
Broadband subscriptions	7,438	3,853	13,757	6,936
Telecommunication services	4,776	4,422	9,301	7,979
Pay-per-view	4,986	4,206	8,236	7,194
Sign-on and hook-up fees	2,141	2,487	3,871	4,248
Other services	4,204	2,346	8,038	4,536

Total revenues	140,624	124,213	281,414	225,377
Taxes and other deductions from revenues	(24,770)	(24,068)	(50,620)	(42,644)

Net operating revenue	115,854	100,145	230,794	182,733

Programming and other operating costs	(60,666)	(55,565)	(119,694)	(102,662)
Selling, general and administrative expenses	(24,505)	(18,729)	(49,271)	(35,067)
Depreciation and amortization	(16,382)	(16,002)	(31,821)	(30,186)
Other	(752)	(1,608)	(144)	(1,371)

Total operating costs and expenses	(102,305)	(91,904)	(200,930)	(169,286)

Operating income	13,549	8,241	29,864	13,447

Other income (expenses):
Monetary indexation, net	(1,906)	3,361	(3,001)	3,754
Gain (loss) on exchange rate, net	(22,082)	32,712	(23,881)	42,849
Interest expense	(20,796)	(16,957)	(43,493)	(32,026)
Financial expense, net	(1,348)	(6,048)	(7,264)	(18,959)
Interest income	3,713	128	7,262	2,269
Other	168	(529)	517	(848)

Total other income (expenses)	(42,251)	12,667	(69,860)	(2,961)

Income (loss) before equity in results of investees	(28,702)	20,908	(39,996)	10,486

Equity in results of investees	1,433	326	916	(1,111)

Income (loss) before income taxes	(27,269)	21,234	(39,080)	9,375

Income tax benefit (expense)	2,646	(879)	(537)	(1,013)

Net income (loss)	US$ (24,623)	US$ 20,355	US$ (39,617)	US$ 8,362

Net income (loss) per share, basic and diluted	US$ (0.03)	US$ 0.01	US$ (0.05)	US$ 0.01

Weighted average number of shares outstanding	828,371,343	2,027,155,530	828,371,343	2,027,155,530

See notes to condensed unaudited consolidated financial statements.

Net Serviços de Comunicação S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS (Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	Number of shares issued		Capital stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

	Preferred	Common	Preferred	Common	Total

Changes in capital deficiency for the six month period ended June 30,2004

At January 1, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,092,032)	US$ (230,902)	US$ (2,891)

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	9,140	9,140

Net loss for the period	-	-	-	-	-	-	(39,617)	-	(39,617)

At June 30, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,131,649)	US$ (221,762)	US$ (33,368)

Comprehensive loss for each of the six-month periods ended June 30, 2004 and 2003	Six-month periods ended June, 30
	2004	2003

Net income (loss) for the period	US$ (39,617)	US$ 8,362

Cumulative translation adjustments	9,140	2,314

Total comprehensive income (loss)	US$ (30,477)	US$ 10,676

See notes to condensed unaudited consolidated financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in thousands of United States dollars)

	Six-months ended June 30,

	2004	2003

Operating activities
Net income (loss) for the period	US$ (39,617)	US$ 8,362
Adjustments to reconcile net income (loss) for the period
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	652	913
Amortization of deferred sign-on and hook-up fee revenues	(2,546)	(1,898)
Equity in results of investees	(916)	1,111
Non-cash compensation expense	112	-
Exchange losses, monetary indexation and interest , net	69,211	(6,177)
Depreciation and amortization	31,821	30,186
Deferred income tax	(2,477)	(307)
Disposal of assets, net	328	412
(Increase) decrease in operating assets:
Trade accounts receivable	(6,624)	(4,823)
Income taxes recoverable	(4,357)	(606)
Prepaid expenses and other assets	(11,831)	(4,720)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers and programmers	4,290	(8,973)
Income taxes payable	1,539	1,121
Payroll and related charges	(165)	2,525
Sales taxes, accruals and other payables and other	7,846	(3,800)
Reserve for contigencies	(3,384)	7,110

Net cash provided by operating activities	43,882	20,436

Investing activities

Advances to related companies, net of repayments	83	(1,741)
Acquisition of property and equipment	(14,777)	(5,425)
Proceeds from sale of equipment	3,706	2,951

Net cash used by investing activities	(10,988)	(4,215)

Financing activities
Short-term debt
Issuances	-	37
Repayments	-	(86)
Related party loans
Issuances	-	16
Repayments	-	(6)

Net cash used by financing activities	-	(39)

Effect of exchange rate changes on cash and cash equivalents	(5,201)	4,766

Net increase in cash and cash equivalents	27,693	20,948
Cash and cash equivalents at beginning of the period	68,811	15,755

Cash and cash equivalents at end of the period	US$ 96,504	US$ 36,703

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 1,161	US$ 759
Cash paid for interest	US$ -	US$ 173

See notes to condensed unaudited consolidated financial statements.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

Debt restructuring

On December 2, 2002, due to deteriorated economic conditions in Brazil, the Company announced its decision to review its cash flow and commenced negotiations with various lenders and debt holders with regard to a restructuring of its debt facilities and instruments.

According to a relevant notice issued on June 27, 2004, the Company entered into commitment letters with creditors holding in the aggregate approximately 70% of the Company’s outstanding debt. The commitment letters outline the terms and conditions of the Company’s debt restruturing plan.

The commitment letters establish that each of the Company’s creditors will have the right to convert their debt including any interest and commissions accrued but not paid, excluding amounts in respect of interest in arrears and fines for overdue amounts, under the following options:

(i)

the right to convert 60% of their debt claim into new senior secured debt and 40% of their debt claim into equity. In the case of creditors holding US dollar denominated debt (except Multicanal Senior Guaranteed Notes holders) the right to convert 60% of their debt claim into new senior secured debt denominated in reais;

(ii)

in the case of creditors holding reais-denominated debt, the right to convert 60% of their debt claim into new senior secured debt and 40% of their debt claim into new subordinated convertible debt, or;

(iii)	the right to convert 100% of their debt claim into equity.

The commitment letters expire on September 30, 2004, although such date will be automatically extended to November 30, 2004, unless a majority of the creditors party to the commitment letters elect to veto such extension.

Each creditor that is party to commitment letters regarding the restruturing of the Company’s debt has agreed that far so long as the term sheet relating to the restruturing is in effect, it will not take any action to collect its respective credits against, either through court or administrative proceeding or enforcement or collateral. União de Bancos Brasileiros S.A. (Unibanco) that has previously filed a collection suit against the Company, is party to the commitment letter, and thus has assumed a commitment to suspend that colletion suit.

The Company understands that achieving balance between its cash generation and its debt obligation is essential. Thus, the conclusion of the debt restructuring plan should be achieved, so as to reach a balanced working capital structure that may provide a lower dependence on third party short-term and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility.

All accounting records related to the Company’s debt continue to be made according to the original contracts and the effects of the new terms and conditions will be recognized in the financial statements when the new terms are concluded and resulting transaction closed.

The consummation of the transaction contemplated by the commitment letters are subject to a number of significant conditions that are beyond the Company’s control. Although, management expects to conclude this process by the end of the fiscal year 2004, the obligations of the creditors party to the commitment letters to effect the debt’s restructuring are subject to a number of significant conditions, described below. These include the following:

(i)	The Company must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors;

(ii)	Creditors holding no less than 95% of the Company’s outstanding debt must agree to participate in the restructuring; and

(iii)	Other conditions may be included in the final agreements.

Specific costs related to the current debt – restructuring of approximately US$ 8,000, were recorded as deferred financing costs at June 30, 2004. Upon the successful completion of the current debt restructuring negotiations, such deferred costs will be amortized concurrent with such restructured debt.

The main terms and conditions of the restructuring plan are described in note 8 – Debt.

Change in stockholder participation

Separately, on June 27, 2004, Globo Comunicações e Participações S.A (Globopar), the Company’s controlling stockholder, has entered into an agreement to sell part of its interest in the Company to a strategic investor, Teléfonos de México, S.A. de C.V. (“Telmex”). This agreement was made in the context of the Company’s debt restructuring plan and proposes the issuance of common and preferred shares by the Company, in an aggregate amount up to 1,825,021,996 shares, to be paid in cash or with credits against the Company. According to this agreement, Globopar will subscribe for all the common shares (other than any shares as to which other stockholders have exercised preemptive rights) at a price of R$0.35 per share and Telmex will grant a stand-by underwritting guarantee for subscription at the minimum issue price of R$0.35, for all the preferred shares to be issued. The agreement between Globopar and Telmex also contemplates that the subordinate convertible debentures included in the Plan will not be issued. As a result, subject to the completion of the debt restructuring plan, the Company’s creditors will receive, out of the cash proceeds from the issuance referred above, R$0.35 in place of each common or preferred share to be issued and the principal amount of the subordinated convertible debentures, otherwise issueable to them pursuant to the debt restructuring plan.

The conclusion of this agreement between Globopar and Telmex is subject to certain conditions, such as: approval of the National Telecommunications Agency (“Anatel”), the conclusion of the debt restructuring plan, negotiation with the other parties included in the Company’s Shareholders Agreement and Company’s corporate approvals.

Amended and restated programming agreement

As more fully described in note 7 - Related party transactions, on June 27, 2004, the Company has entered into an amended and restated programming agreement with Net Brasil S.A., whereby Net Brasil S.A. will retain its role with regard to obtaining all other programming, in particular content or channels produced in Brazil, while the Company will directly obtain all new international content from sources outside of Brazil. As a result of this agreement, the compensation paid by the Company to Net Brasil S.A. will reduce. Pursuant to this agreement, instead of R$0.51 per subscriber per month, the Company will pay to Net Brasil S.A. a fixed amount of R$100,000 per month, adjusted by the Consumer Price Index (IPC), plus an additional monthly fee until 2007.

Management, with the support of its stockholders, continues focused on the conclusion of the Company’s debt restructuring plan, the implementation of better sales channels, improvement in customer service and the adaptation of its levels of investment to its capacity to generate operational cash, by means of improved controls for the decision taking process in a selective and disciplined manner.

The exchange rate of the Brazilian Real (“R$”) to the U.S. dollar was R$3.1075:US$1.00 at June 30, 2004 and R$2.8892:US$1.00 at December 31, 2003. At July 30, 2004 the exchange rate was R$3.0268:US$1.00.

The accompanying unaudited condensed consolidated interim financial statements do not reflect any adjustments that might be required upon the resolution of the uncertainties discussed above.

2. Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U. S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by the U. S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the six-month period ended June 30, 2004 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by the U.S. generally accepted accounting principles for complete financial statements. The accompanying condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2003.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2003.

3. Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”.

Stock-based compensation

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation ” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on the Company’s net loss and net loss per share.

Earnings per share

In March 2004, the EITF reached a consensus on certain issues of EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. EITF 03-6 provides guidance to determine whether a security is deemed a participating security and therefore subject to the two-class method of determining earnings per share under Statement No. 128. Further, an entity would continue to allocate losses to a participating security in a period of net loss only if the security holder has a contractual obligation to share in such losses of the issuing entity on a basis that was objectively determinable. The provisions of EITF 03-6 are effective for fiscal periods beginning after March 31, 2004 and prior period EPS amounts presented for comparative purposes should be restated to conform to the consensus guidance. The Company adopted the provisions of EITF 03-6 in the second quarter of 2004. The Company’s preferred shares would be considered participating securities. However, due to the net losses incurred for second quarter 2004 and six-month period ended June 30, 2004, the net loss per share for these periods was determined by considering only the weighted average common shares outstanding.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2003.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the six-month period ended June 30, 2004 and 2003 amounted to US$ 12,888 and US$ 6,581, respectively.

4. Cash and cash equivalents

	June 30, 2004	December 31, 2003

Cash	US$ 2,706	US$ 4,541
Brazilian Interbank Deposit – “CDI”	53,637	16,436
Financial Investments Funds	32,289	44,243
Others	7,872	3,591

	US$ 96,504	US$ 68,811

The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

5. Goodwill on acquisition of consolidated subsidiaries, net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

On December 31, 2003, the date on which the Company performed its annual impairment test, the Company concluded that no impairment was required.

Other than a loss on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts in the six-month period ended June 30, 2004.

6. Property and equipment, net

Property and equipment consisted of:

		June 30, 2004		December 31, 2003

	Cost	Accumulated depreciation	Net Book Value	Net Book Value

Cable network	US$ 757,400	US$ (505,227)	US$ 252,173	US$ 289,195
Data processing equipment	77,702	(52,929)	24,773	29,992
Buildings and improvements	9,589	(6,923)	2,666	3,422
Fixtures, fittings and installations	9,543	(5,749)	3,794	4,493
Vehicles	2,042	(1,788)	254	381
Other	60,838	(50,299)	10,539	11,007

	917,114	(622,915)	294,199	338,490
Cable construction materials	37,772	-	37,772	33,973
Land	990	-	990	1,065

Total property and equipment, net	US$ 955,876	US$ (622,915)	US$ 332,961	US$ 373,528

7. Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and Companies in which it has investments, with its stockholders and with companies related to its stockholders.

The amounts paid to Net Brasil S.A., a subsidiary of Globo Comunicações e Participações S.A., related to broker’s commissions during the six-month periods ended June 30, 2004 and 2003 were US$ 1,315 and US$ 1,096, respectively. The amounts paid to Globosat, a subsidiary of Globo Comunicações e Participações S.A., for programming during the six-month periods ended June 30, 2004 and 2003 were US$ 4,984 and US$ 15,880, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the six-month periods ended June 30, 2004 and 2003 were US$ 2,409 and US$ 2,571, respectively.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A., a Company stockholder. The aggregate amounts paid to entities related to Bradesplan for property insurance, employee health insurance and collection fees during the six-month periods ended June 30, 2004 and 2003 were US$ 2,801 and US$ 2,739 respectively.

On May 3, 2004, Globo Comunicações e Participações S.A. (Globopar), as guarantor under the International Finance Corporation (IFC), has paid all amounts owed by the Company to the IFC, which original due date was October 15, 2004, and is currently a creditor of the Company by virtue of subrogation to the IFC, thereby releasing the Company from all obligations to the IFC. The amount due to Globopar was recorded as due to related companies with identical conditions of the original debt from IFC, bearing interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. At June 30, 2004 the amount due to Globopar was US$ 12,975.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. As part of the programming agreement with Net Brasil S.A., the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda. (Sky), the Globo Group arm that distributes video content through its DBS systems.

On June 27, 2004, the Company entered into an amended and restated programming agreement with Net Brasil S.A. whereby Net Brasil’s role in acquiring programming, has been altered. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining all other programming, in particular content or channels produced in Brazil , while the Company will directly obtain, for its own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one third of the Company’s line-up.

Prior to renegotiating programming agreements, such costs were largely denominated in U.S. dollars. During 2003 and 2004, the Company has renegotiated the terms of approximately 92% of its programming agreements. According to the new terms of the executed programming agreements, agreements representing approximately 67% of programming costs were renegotiated to be denominated in Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$8,900, which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing costs, depending on certain specific events.

As part of the renegotiation of the programming costs, the unpaid amounts related to the year ended December 31, 2002 will be paid, in 18 to 24 monthly installments, beginning January 2004. The non-current portion of accounts payable to programmers matures in 2005. These future payments are adjusted based on the IGPM domestic inflation index and guaranteed by promissory notes.

The ongoing negotiations with programmers involving overdue amounts denominated in U.S. dollars of US$ 22,153 classified as current are expected to be concluded during 2004.

The amounts due to programmers are comprised as follows:

	June 30, 2004		December 31, 2003

	Current	Non-current	Current	Non-current

Related companies:
Net Brasil S.A.	US$ 39,196	US$ 7,231	US$ 47,715	US$ 9,147
Globosat Programadora Ltda.	3,041	1,521	3,389	2,268
TV Globo Ltda.	619	309	626	626
USA Programadora Ltda.	373	186	377	377
Canal Brazil S.A.	270	135	273	273
Canal Rural Produções Ltda.	109	55	110	110
RBS Empresa de TVA Ltda.	49	25	49	50

	43,657	9,462	52,539	12,851

Third parties:
Fox Latin America Channels do
Brasil Ltda.	2,334	1,167	2,346	2,346
MTV Networks Latin America	724	-	666	330
Columbia Tristar Films of Brazil, Inc.	348	174	350	350
Playboy TV Latin America, LLC	170	85	174	174
ESPN do Brasil Eventos Esportivos Ltda.	2,329	1,164	-	-
ESPN,Inc.	1,334	667	-	-

	7,239	3,257	3,536	3,200

	US$ 50,896	US$ 12,719	US$ 56,075	US$ 16,051

8. Debt

The debt consisted of:

	June 30, 2004	December 31, 2003

U.S. dollar denominated debt:
Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
Net Sul Floating Rate Notes	72,300	72,300
Trade Financing Loans	17,910	17,910
Working Capital Loans	7,000	7,000
Facilities from the International Finance Corporation – IFC	-	11,681

	194,902	206,583
Brazilian R$ denominated debt:
Non-Convertible debentures	62,796	67,541
Working Capital Loans	56,228	60,476
Convertible Debentures with interest due annually at an annual interest
rate of 12% over the indexation at the IGPM domestic index	14,915	14,939
Other	397	393

	134,336	143,349

Short-term debt	US$ 329,238	349,932

The various annual base rates used to determine the interest rate of the Company’s debt at June 30, 2004 and December 31, 2003, follows:

	June 30, 2004	December 31, 2003

LIBOR	1.94%	1.48%
TJLP	9.75%	11.50%
CDI	18.60%	23.21%
IGPM	9.61%	8.71%

Since the announcement of the Company ongoing debt restructuring process, as more fully described in Note 1, no payments of principal and interest have been made, except for the IFC obligation that was paid by Globopar, as decribed in Note 7.

The main terms and conditions of the Company’s debt agreement are disclosed in the notes to the audited consolidated financial statements as of December 31, 2003 and remain unchanged.

All accounting records related to the Company’s debt continue to be made according to the original contracts and the effects of the new terms and conditions will be recognized in the financial statements when the new terms are concluded and signed.

The amount of US$ 99,971 (US$ 85,956 as of December 31, 2003) related to interest and commission payable over the Company’s debt was not paid. The charges for arrears interest and penalties totaling US$ 34,414 (US$ 24,380 as of December 31, 2003) related to contractual penalties will not be due on the conclusion of the debt restructuring plan, according to the terms agreed with the creditors..

As described in Note 1, the Company and its creditors have entered into commitment letters that when fulfilled will have the following term and conditions :

All of the senior debt and subordinated convertible debt issued in connection with the debt restructuring plan will be jointly guaranteed by all of the Company’s wholly owned subsidiaries. The senior debt will be secured by a pledge of:

(i)	all the shares held by the Company in its subsidiaries;
(ii)	all the Company’s subsidiaries network, and;
(iii)

all receivables held by the operations in São Paulo, Santos and Rio de Janeiro; in case of foreclosure the holders of the senior debt will be entitled to receive 30% of the overall amount actually received in respect of the receivables of the three operations mentioned above until total recovery of their respective credits.

The subordinated convertible debt will initially be unsecured; once the senior debt has been repaid, the collateral that had secured the senior debt will thereafter secure the subordinated convertible debt.

The Company may prepay the senior debt and the subordinated convertible debt at any time, in part or totally, at its discretion and must make mandatory pre payments in specific situations (i.e. pursuant to the cash flow mechanism and out of new equity and debt issuances). Pre payments shall first amortize the senior debt principal amount in reverse order of maturity. Once the senior debt principal amount is fully repaid, pre payments shall amortize the subordinated convertible debt principal amount.

According to the debt restructuring plan, the Company has agreed to issue up to 1,825,021,996 shares. The commitment letters establish that these new shares will be first offered in a public offering in Brazil registered at the Brazilian Securities Exchange Commission (“CVM”), in which the current shareholders will be able to exercise their preemptive rights.

Under this structure, the price of such equity will be determined pursuant to a book building mechanism. In the event that the book building results in an issuance in a price of R$ 0.35 or above, the Company will then consummate the sale of such equity and will pay the creditors in cash, at the value of R$ 0.35 in lieu of each share that otherwise would be issued to them in the restructuring. The excess of 80% will be used to repay senior debt. If the offer not result in a minimum price of R$ 0.35, the creditors will receive one share for each R$ 0.35 of debt held by them. Consequently, this debt will be converted into equity.

The commitment letters also establish that the Company may make a placement of its shares prior to the closing or at closing at a price of not lessthan R$0.35 per share and to substitute the cash proceeds thereof for all or a portion of the equity shares related to the subordinate convertible debtotherwise issueable to the creditors.

The obligations of the creditors party to the commitment letters to effect the debt’s restructuring are subject to a number of significant conditions. These include the following:

(i)	The Company must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors;
(ii)	Creditors holding no less than 95% of the Company’s outstanding debt must agree to participate in the restructuring; and
(iii)	Other conditions may be included in the final agreements.

9. Stockholder’s equity

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At June 30, 2004, the Company’s local currency financial statements presented an accumulated deficit of US$ 49,705.

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options corresponding to approximately 3 million shares in December 2003 and June 2004. The exercise price of the stock-option is the same price that will be agreed with creditors in connection with the potential conversion of debt into equity. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process. The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock options plans.

10. Commitments and contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

The reserves for contingent liabilities are summarized below:

	June 30, 2004	December 31, 2003

Tax related matters	US$ 148,057	US$ 153,042
Labor related claims	9,533	10,116
Civil related claims	4,845	5,694

Total	US$ 162,435	US$ 168,852

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made with related judicial court is US$ 25,031 (December 31, 2003 - US$ 23,751), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

11. Guarantor subsidiaries - consolidating statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the US$97,692 12.625% Notes due 2004, which are senior unsecured obligations of Net Serviços de Comunicação S.A., ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for Net Anápolis, Net Rio, Net Brasília, Net Recife , Cabodinâmica TV Cabo São Paulo S.A. (Old Net São Paulo), Net Campinas, Net Indaiatuba, Net São Carlos, Net Franca, Jaguari Telecomunicações, Vicom Ltda. and Net Sul Comunicações Ltda. and its subsidiaries and the guarantee of the US$80,000 LIBOR plus 3.00% to 3.625% Floating Rate Notes equal to three-month LIBOR as quoted on display page 3750 of the Dow Jones Markets Service, plus the Applicable Margin due 2005, which are direct, unconditional, unsecured and uncoordinated obligations of Net Serviços de Comunicação S.A. and are jointly and severally guaranteed by Net Sul subsidiary Guarantors. The condensed consolidated balance sheet at June 30, 2004 and December 31, 2003 and the condensed consolidated statements of operations and cash flows for June 30, 2004 and June 30, 2003 are presented for (i) Net Serviços de Comunicação S.A., (ii) subsidiaries which are guarantors of the Multicanal Senior Guaranteed Notes (all wholly-owned), (iii) subsidiaries which are guarantors of the Floating Rate Notes (Net Sul), (iv) subsidiaries that are not guarantors and (v) elimination entries, for purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been considered as included in the column “Wholly-owned subsidiaries (combined)”.

Unaudited condensed consolidated balance sheets at June 30, 2004

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$ 15	US$ 30,942	US$ 154	US$ 31,114	US$ 34,279	US$ -	US$ 96,504
Accounts receivable, net	-	22,696	909	1,625	14,666	-	39,896
Other current assets	16,126	5,855	1,659	1,997	5,906	(15,606)	15,937

	US$ 16,141	US$ 59,493	US$ 2,722	US$ 34,736	US$ 54,851	US$ (15,606)	US$ 152,337
Property and equipment, net	26,750	154,017	33,878	30,561	87,755	-	332,961
Investments and advances to investees	2,125	-	-	-	7	(7)	2,125
Investments and advances to consolidated subsidiaries	223,597	89,943	18,623	33,037	20,924	US$ (386,124)	-
Goodwill, net (consolidated subsidiaries)	231,472	19,138	-	-	-	-	250,610
Other assets	18,219	7,008	8,378	8,264	8,744	-	50,613

Total assets	US$ 518,304	US$ 329,599	US$ 63,601	US$ 106,598	US$ 172,281	US$ (401,737)	US$ 788,646

Current liabilities
Accounts payable to suppliers and programmers	US$ 17,506	US$ 25,150	US$ 5,944	US$ 6,609	US$ 17,638	US$ -	US$ 72,847
Short-term debt	219,240	24,358	80,000	1,020	4,620	-	329,238
Due to related companies	12,975	85,757	-	-	-	(85,757)	12,975
Current portion of long-term debt
Other current liabilities	123,105	31,301	5,170	7,982	25,151	-	192,709

	US$ 372,826	US$ 166,566	US$ 91,114	US$ 15,611	US$ 47,409	US$ (85,757)	US$ 607,769
Long-term liabilities
Long-term debt
Due to related companies	1,336	221,559	8,518	43,644	7,921	(281,642)	1,336
Advances to equity investees	93,130	12,881	-	3,781	2,854	(112,646)	-
Accounts payable to programmers	-	6,037	2,150	680	3,852	-	12,719
Deferred sign-on and hookup fee and programming benefit	8,165	9,950	2,066	408	6,270	-	26,859
Other payables and accruals	76,215	33,310	17,747	13,693	32,366	-	173,331

	US$ 551,672	US$ 450,303	US$ 121,595	US$ 77,817	US$ 100,672	US$ (480,045)	US$ 822,014

Minority interests in consolidated subsidiaries	-	-	127	-	-	(127)	-
Stockholders' equity (deficit)
Capital	US$ 2,320,043	US$ 518,618	US$ 85,648	US$ 162,576	US$ 310,671	US$ (1,077,513)	US$ 2,320,043
Accumulated deficit	(2,131,649)	(1,067,956)	(173,447)	(125,021)	(305,574)	1,671,998	(2,131,649)
Cumulative translation adjustments	(221,762)	428,634	29,678	(8,774)	66,512	(516,050)	(221,762)

	US$ (33,368)	US$ (120,704)	US$ (58,121)	US$ 28,781	US$ 71,609	US$ 78,435	US$ (33,368)

	US$ 518,304	US$ 329,599	US$ 63,601	US$ 106,598	US$ 172,281	US$ (401,737)	US$ 788,646

Unaudited condensed consolidated statements of operations and cash flows for the six-month period ended June 30, 2004

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ -	US$ 107,157	US$ 23,971	US$ 20,811	US$ 79,057	US$ (202)	US$ 230,794
Direct operating expenses	(1,195)	(55,180)	(11,902)	(11,315)	(40,305)	202	(119,695)
Selling, general and administrative expenses	(14,423)	(15,781)	(3,891)	(3,064)	(12,112)	-	(49,271)
Depreciation and amortization	(3,371)	(8,192)	(4,402)	(3,990)	(11,866)	-	(31,821)
Cumulative effect of accounting change	-	-	-	-	-	-	-
Other, net	(384)	(657)	(304)	974	227	-	(144)
Exchange gains (losses), net	(20,136)	568	(5,799)	(647)	(868)	-	(26,882)
Financial expense	(40,888)	(9,185)	(3,709)	118	(5,208)	8,117	(50,755)
Financial income	929	9,285	125	2,006	3,033	(8,117)	7,261
Equity in results of consolidated subsidiaries	38,131	3,581	(1,703)	-	(1,387)	(38,622)	-
Investees	916	-	-	-	-	-	916
Other, net	(39)	59	190	(21)	328	-	517
Income tax	843	(1,490)	2,277	(1,163)	(1,004)	-	(537)
Minority interest in results of
consolidated subsidiaries	-	-	-	-	-	-	-

Loss for the period	US$ (39,617)	US$ 30,165	US$ (5,147)	US$ 3,709	US$ 9,895	US$ (38,622)	US$ (39,617)

Statement of Cash Flows
Net cash provided by operating activities	US$ (85,984)	US$ 130,787	US$ (73,530)	US$ 76,395	US$ (124,182)	US$ 120,396	US$ 43,882
Cash used in investing activities
Acquisition of property and equipment	(3,562)	(4,872)	1,117	(3,561)	(3,899)	-	(14,777)
Acquisition of investments and advances	42,497	(9,597)	-	-	(197)	(32,620)	83
Net cash acquired from acquisition Unicabo
Proceeds from sale of equipment	-	3,998	393	37	(722)	-	3,706
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
. Issuance	37	(37)	-	-	-	-	-

.. Repayments	(86)	86	-	-	-	-	-
. Long-term debt
.. Issuances
.. Repayments
. Related party loans
.. Issuances	147,475	53,406	50,844	9,082	1,529	(262,336)	-
.. Repayments	(80,699)	(27,568)	26,429	(66,047)	(26,675)	174,560	-
. Capital contribution
. Spin off
Effect of exchange rate changes
on cash and cash equivalents	(19,692)	(137,714)	(5,358)	(6,707)	164,270	-	(5,201)
Cash and cash equivalents -
beginning of period	29	22,453	258	21,915	24,156	-	68,811

Cash and cash equivalents - end of period	US$ 15	US$ 30,942	US$ 153	US$ 31,114	US$ 34,280	US$ -	US$ 96,504

Condensed consolidated balance sheets at December 31, 2003

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$ 30	US$ 22,453	US$ 258	US$ 21,914	US$ 24,156	US$ -	US$ 68,811
Accounts receivable, net	-	20,623	1,075	1,777	12,579	-	36,054
Other current assets	13,940	1,819	975	1,412	2,881	(10,741)	10,286

	US$ 13,970	US$ 44,895	US$ 2,308	US$ 25,103	US$ 39,616	US$ (10,741)	US$ 115,151
Property and equipment, net	30,638	153,887	38,837	36,979	102,446	10,741	373,528
Investments and advances to investees	2,403	-	-	-	-	-	2,403
Investments and advances to consolidated subsidiaries	216,768	23,205	-	-	7	US$ (239,980)	-
Goodwill, net (consolidated subsidiaries)	248,961	19,678	-	-	-	-	268,639
Other assets	19,017	5,029	4,562	9,132	24,047	(19,817)	41,970

Total assets	US$ 531,757	US$ 246,694	US$ 45,707	US$ 71,214	US$ 166,116	US$ (259,797)	US$ 801,691

Current liabilities
Accounts payable to suppliers and programmers	US$ 13,206	US$ 13,009	US$ 19,672	US$ 2,290	US$ 28,376	US$ -	US$ 76,553
Short-term debt	283,702	25,254	74,496	5,503	8,054	(47,077)	349,932
Due to related companies	7,289	143,349	-	-	-	(150,638)	-
Other current liabilities	132,938	2,563	4,155	3,709	18,362	(5,990)	155,737

	US$ 437,135	US$ 184,175	US$ 98,323	US$ 11,502	US$ 54,792	US$ (203,705)	US$ 582,222
Non-current liabilities
Accounts payable to programmers	US$ -	US$ 8,176	US$ 2,736	US$ 867	US$ 4,272	US$ -	US$ 16,051
Due to related companies	2,063	235,100	30,713	(15,427)	27,027	(277,413)	2,063
Deferred sign-on, hookup fee and	-	-	-	-	-	-	-
Programming benefit	2,334	11,364	2,489	374	7,338	-	23,899
Other payables and accruals	93,116	31,637	5,338	23,166	27,090	-	180,347

	US$ 534,648	US$ 470,452	US$ 139,599	US$ 20,482	US$ 120,519	US$ (481,118)	US$ 804,582

Minority interestes in consolidated subsidiaries	-	-	136	-	-	(136)	-
Stockholders' equity (deficit)
Capital	US$ 2,320,043	US$ 514,691	US$ 32,343	US$ 204,932	US$ 291,156	US$ (1,043,122)	US$ 2,320,043
Accumulated deficit	(2,092,032)	(1,151,473)	(156,871)	(141,862)	(316,857)	1,767,063	(2,092,032)
Cumulative translation adjustments	(230,902)	413,024	30,500	(12,338)	71,298	(502,484)	(230,902)

	US$ (2,891)	US$ (223,758)	US$ (94,028)	US$ 50,732	US$ 45,597	US$ 221,457	US$ (2,891)

	US$ 531,757	US$ 246,694	US$ 45,707	US$ 71,214	US$ 166,116	US$ (259,797)	US$ 801,691

Unaudited condensed consolidated statements of operations and cash flows for the six-month period ended June 30, 2003

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ -	US$ 82,789	US$ 18,698	US$ 16,151	US$ 61,593	US$ 3,502	US$ 182,733
Direct operating expenses	-	(44,536)	(10,238)	(9,052)	(35,341)	(3,495)	(102,662)
Selling, general and administrative expenses	(9,163)	(10,723)	(3,150)	(3,468)	(8,557)	(6)	(35,067)
Depreciation and amortization	(5,017)	(9,299)	(3,650)	(3,816)	(8,404)	-	(30,186)
Cumulative effect of accounting change	-	-	-	-	-	-	-
Other, net	607	(700)	(1,134)	(738)	594	-	(1,371)
Exchange gains (losses), net	23,516	4,754	16,742	810	781	-	46,603
Financial expense	(41,188)	43,652	(2,638)	(735)	(2,760)	(47,316)	(50,985)
Financial income	1,115	(47,631)	88	284	1,097	47,316	2,269
Equity in results of consolidated subsidiaries	39,519	(10,518)	1,773	-	1,327	(32,101)	-
Investees	(1,111)	-	-	-	-	-	(1,111)
Other, net	90	(771)	160	41	(368)	-	(848)
Income tax	(6)	(93)	(691)	(239)	16	-	(1,013)
Minority interest in results of
consolidated subsidiaries	-	-	-	-	(35)	35	-

Loss for the period	US$ 8,362	US$ 6,924	US$ 15,960	US$ (762)	US$ 9,943	US$ (32,065)	US$ 8,362

Statement of Cash Flows
Net cash provided by operating activities	US$ (512,913)	US$ 28,767	US$ 43,072	US$ (48,212)	US$ 158,051	US$ 351,671	US$ 20,436
Cash used in investing activities
Acquisition of property and equipment	(8,731)	19,030	(4,951)	(1,313)	(9,460)	-	(5,425)
Acquisition of investments and advances	432,721	228,801	-	-	(9,812)	(653,451)	(1,741)
Net cash acquired from acquisition Unicabo
Proceeds from sale of equipment	104	(16,617)	2,668	115	16,681	-	2,951
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
.. Issuances	37	-	-	-	-	-	37

.. Repayments	(24)	-	-	(53)	(9)	-	(86)
. Long-term debt
.. Issuances
.. Repayments
. Related party loans
.. Issuances	29,685	344,340	39,504	61,927	47,228	(522,668)	16
.. Repayments	(8,688)	(455,195)	(94,920)	(33,598)	(232,053)	824,448	(6)
. Capital contribution
. Spin off
Effect of exchange rate changes
on cash and cash equivalents	67,568	(139,033)	14,596	24,730	36,905	-	4,766
Cash and cash equivalents -
beginning of period	260	7,995	126	3,905	3,469	-	15,755

Cash and cash equivalents - end of period	US$ 19	US$ 18,088	US$ 95	US$ 7,501	US$ 11,000	US$ -	US$ 36,703

12. Subsequent events

On July 7, 2004, the stockholders Globopar and Bradesplan entered into an exchange of shares agreement, by means of which Globopar will transfer to Bradesplan one hundred and thirty million, five hundred eleven thousand, and ten (130,511,010) preferred shares issued by the Company, representing 6.4% of the Company’s total capital stock, and Bradesplan will transfer to Globopar an equal number of common voting shares issued by the Company, representing 6.4% of the Company’s total capital stock. In addition, Globopar will pay to Bradesplan, as a condition precedent to the effectiveness of the exchange, the amount of R$ 0.119368 per exchanged common voting share.

The common voting shares owned by Bradesplan will be offered to the other parties to the Company Shareholders’Agreement currently in force and, in the event such other parties exercise their right of first refusal, the exchange will be contracted by and among Bradesplan, Globopar and such other parties, in the proportion of exercise preemptive right, under the exact terms of the exchange agreement entered into by and between Globopar and Bradesplan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.